SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                          SEC File Number: 05278
                                                                   CUSIP Number:


|X|Form 10-K |_|Form 20-F |_|Form 11-K |_|Form 10-Q |_|Form N-SAR  |_|Form N-CSR


                      For the Period Ended: March 25, 2005


|_|  Transition Report on Form 10-K
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form 10-Q
|_|  Transition Report on Form N-SAR For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION


IEH CORP.
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Full Name of Registrant

140 58TH STREET, SUITE 8E
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Address of Principal Executive Offices
(street and number)

Brooklyn, New York 11220
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City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


IEH Corp. (the "Registrant") files this report for a 15-day extension for filing its Annual Report on Form 10-KSB for the period ended March 25, 2005 ("Form 10-KSB"). The Registrant will not be in position to file its Form 10-KSB by the original due date without unreasonable effort or expense because the Registrant is still completing certain disclosures related to the filing, its financial statements for review by its auditor and completing the filing in a format for its EDGAR service provider to be able to complete the EDGARarizaton process. The Registrant will file its Form 10-KSB within 15 days of the due date..


 PART IV -- OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification


Robert Knoth           718        492-9673
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Name                 Area Code   Telephone Number

          (2) Have all other periodic reports required under Section 13 or 15
     (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_|No


          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    SIGNATURE

                                    IEH CORP.

    (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2005                 By:  /s/ Robert Knoth
                                         --------------------------------------
                                         Robert Knoth
                                         Principal Accounting Officer and Chief
                                         Financial Officer